SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 14, 2006

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the following:

(1)	Interim Results Announcement for the six months ended June 30, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: August 14, 2006

i-CABLE COMMUNICATIONS LIMITED

Stock Code: 1097

Interim Results Announcement

For the six months ended June 30, 2006

Results Highlights - Record turnover amidst margin pressure

•	Turnover increased by 4% to HK$1,274 million (2005: HK$1,223 million).

•	Net profit before tax decreased by 42% to HK$91 million (2005: HK$157 million).

•	Net profit after tax decreased by 59% to HK$64 million (2005: HK$155 million).

•	Capital expenditure decreased by 3% to HK$121 million (2005: HK$125 million).

•	Interim dividend per share unchanged at 3.5 cents (2005: 3.5 cents).

Pay TV - Record subscriber number despite fierce competition

•	Subscribers increased by 4% in the period to 770,000.

•	Turnover increased by 2% to HK$966 million (2005: HK$948 million).

•	ARPU decreased by 3% to HK$209 (2005: HK$216).

•	Operating profit decreased by 50% to HK$98 million (2005: HK$195 million).

Internet & Multimedia - Record operating profit in a maturing market

•	Broadband subscribers virtually unchanged in the period at 321,000.

•	Turnover increased by 6% to HK$296 million (2005: HK$279 million).

•	ARPU decreased by 6% to HK$136 (2005: HK$144).

•	Operating profit increased by 121% to HK$68 million (2005: HK$31 million).

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

GROUP RESULTS

The unaudited Group profit for the six months ended June 30, 2006 amounted to HK$64 million, while the amount attributable to Shareholders net of minority interests was HK$63 million, as compared to HK$155 million for the corresponding period in 2005. Basic and diluted earnings per share were both 3.1 cents for 2006, as compared to both 7.7 cents last year.

INTERIM DIVIDEND

The Board has declared an interim dividend in respect of the six-month period ended June 30, 2006 of 3.5 cents (2005: 3.5 cents) per share, payable on Monday, October 9, 2006 to Shareholders on record as at September 29, 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

A.	Review of 2006 Interim Results

The Group continued to achieve subscriber growth in the first six months ended June 30, 2006 in both Pay TV and Broadband businesses despite further intensifying competition, particularly in the Pay TV market, mainly due to the positive impact from the carriage of the 2006 FIFA World Cup and the deployment of bundling and marketing strategies.

Consolidated turnover increased by 4% or HK$51 million to HK$1,274 million with a HK$17 million increase in Pay TV turnover and a HK$16 million increase in Internet & Multimedia turnover.

Operating costs before depreciation increased by 19% to HK$970 million as programming costs increased by 25% to HK$524 million due primarily to higher one-off programming costs associated with the carriage of the 2006 FIFA World Cup, the enhancement of movie platform with the launch of HMC Channel at the beginning of the year and the capturing of film production cost of our first movie “49 Days” released in February this year. Network and other operating costs increased by 8% to HK$214 million due mainly to increase in cost of sales. Selling, general and administrative expenses increased by 17% to HK$232 million due primarily to an increase in marketing and sales spending.

Earnings before interest, tax, depreciation and amortisation or EBITDA decreased by 25% to HK$304 million.

Depreciation decreased by 13% to HK$218 million due to lower depreciation charges on cable modems and network assets resulting from expiry of their depreciation cycles.

Profit from operations decreased by HK$70 million or 45% to HK$86 million.

After the net reversal of HK$27 million deferred tax credit during the period, net profit

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

decreased by 59% or HK$92 million to HK$64 million. Net profit attributable to shareholders amounted to HK$63 million, as compared to HK$155 million for the corresponding period in 2005.

Basic earnings per share were 3.1 cents as compared to 7.7 cents in 2005.

B.	Segmental Information

Pay Television

Subscribers increased by 32,000 or 4% in the period to 770,000 as compared to 16,000 or 2% during the same period last year. ARPU decreased slightly by 3% to HK$209, primarily due to the rollout of aggressive marketing campaign in response to changing market conditions. Turnover increased by 2% to HK$966 million, mainly attributable to strong commercial airtime performance. Operating costs after depreciation increased by 15% to HK$868 million primarily due to the aforementioned increase in programming costs. Operating profit decreased by 50% to HK$98 million.

Internet & Multimedia

Broadband subscribers in the period virtually unchanged at 321,000 with successful service enhancement through network upgrade, bundling strategies and the continued introduction of value-added services. ARPU decreased by HK$8 to HK$136. The VoIP conveyance service reported 146,000 lines in service as of the period end, as compared to 121,000 on 2005 year end. Turnover increased by 6% to HK$296 million. Operating costs after depreciation decreased by 8% to HK$228 million due primarily to savings achieved in depreciation. Operating profit increased by 121% or HK$37 million to a record high figure of HK$68 million year-on-year.

C.	Liquidity and Financial Resources

As of June 30, 2006, the Group had net cash of HK$325 million, as compared to net cash of HK$147 million a year ago.

The consolidated net asset value of the Group as at June 30, 2006 was HK$2,213 million, or HK$1.10 per share. The Group’s assets were free from any charge.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$121 million, decreased by 3% comparing with the same period last year. Major items included further network upgrade and expansion, leasehold land and buildings, set-top boxes and cable modems, investment in information systems, television production facilities as well as other Internet & Multimedia equipment.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

The Group is comfortable with its present financial and liquidity position. Further ongoing capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$300 million which remained unutilised as of June 30, 2006.

D.	Contingent Liabilities

At June 30, 2006, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$616 million, of which only HK$204 million have been utilised by the subsidiaries.

E.	Human Resources

The Group had a total of 3,338 employees at the end of the first half of 2006. Total salaries and related staff costs incurred during the period amounted to HK$425 million (2005: HK$389 million). With the establishment of a performance based corporate culture within the Group, our staff are motivated to discharge their responsibilities and take ownership in achieving the Group’s business targets.

Being a responsible corporate citizen, we continue to encourage our staff to engage in corporate volunteer service projects in support of building a caring and cohesive society. The response from our employees was encouraging. In recognition of our contribution to the society, the Group has consecutively received the Gold Award for Volunteer Service and the Caring Company Logo respectively by the Secretariat of Steering Committee on Promotion of Volunteer Service and the Hong Kong Council of Social Service since 2003.

F.	Operating Environment and Competition

The period under review saw a business marriage between the dominant fixed line and broadcasting operators when PCCW and Galaxy, the pay TV associate of TVB, reached an agreement. The latter’s service, which was rebranded TVB Pay Vision, has been made available on PCCW’s pay TV service since May. The marriage was supplemented by a series of publicity blitz and below the line marketing activities. Early signs suggest that its impact on our own subscriber growth had been minimal. However, it is still too early to assess this development’s impact on the Group’s business.

Meanwhile, PCCW itself was the focal point of media attention. After several weeks of rumours and speculation about ownership changes, it was announced that the largest (and de facto controlling) stake in PCCW would be sold to a consortium led by investment banker Francis Leung. The sale is not expected to be completed until December this year and its impact if any on the market generally and on the Group specifically is not clear at this point in time.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

Shortly after that announcement, speculation is rife in the market about the impending transfer of ownership over the largest (and de facto controlling) stake in TVB.

The Group will be watching these developments closely and will adjust its strategy accordingly if need arises.

G.	Outlook

The outlook for the remainder of the year is challenging, particularly in the Pay TV segment, when the alliance formed by the dominant fixed line and broadcasting operators is expected to unleash its full force in the market.

But we have taken steps to enhance our programming services with the relaunch of news and movie platforms earlier this year. Further enhancement is on the way for our entertainment platform with the introduction of new content by our already well-known programme hosts. These developments, together with our unique and exclusive sports and soccer properties, will put us in a good position to fend off competition.

Our ventures into new markets are beginning to turn out results. Following a series of internal re-organisation, the Group has emerged with an organisation that enables us to make swifter decisions and to respond more effectively to a fast changing market.

The strategies that we have been pursuing in the period under review in sharpening our organisational focus, enhancing our programming and contents as well as strengthening our services and marketing efforts, have enabled the Group to maintain its leading position in the face of unrelenting competitive pressure.

We will continue to adhere to these success formulas with vigour. Combined with our various new initiatives, we are confident that we could prevail.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial period under review, basically same as previously stated in the Corporate Governance Report in the Company’s latest annual report for the year ended December 31, 2005, all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited were met by the Company, except in respect of one code provision providing for the roles of chairman and chief executive officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial number thereof being independent Non-executive Directors.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended June 30, 2006

		2006	2005
	Note	HK$’000	HK$’000
Turnover	(2,3)	1,274,135	1,222,818

Programming costs		(524,359)	(420,514)
Network and other operating expenses		(213,827)	(197,411)
Selling, general and administrative expenses		(231,741)	(198,210)

Profit from operations before depreciation		304,208	406,683
Depreciation		(217,955)	(250,712)

Profit from operations	(3)	86,253	155,971
Interest income		4,229	411
Finance costs		(1)	(134)
Non-operating income	(4)	544	944

Profit before taxation	(4)	91,025	157,192
Income tax expense	(5)	(27,475)	(1,950)

Profit after taxation		63,550	155,242

Attributable to:
Equity shareholders of the Company		62,835	155,242
Minority interests		715	—

Profit after taxation		63,550	155,242

Dividends payable to equity shareholders attributable to the period
Final dividend of 5 cents (2005: 4.5 cents) per share in respect of the previous financial year, declared during the period		100,962	90,866
Interim dividend of 3.5 cents (2005: 3.5 cents) per share declared after the balance sheet date *		70,673	70,673

		171,635	161,539

Earnings per share
Basic	(6)	3.1 cents	7.7 cents

Diluted	(6)	3.1 cents	7.7 cents

*	The interim dividend proposed after the balance sheet date has not been recognised as liability at the balance sheet date.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

CONSOLIDATED BALANCE SHEET

At June 30, 2006

		At June 30, 2006	At December 31, 2005
		(unaudited)	(audited)
	Note	HK$’000	HK$’000
Non-current assets
Property, plant and equipment		1,733,398	1,838,336
Programming library		168,629	142,856
Goodwill		5,729	—
Deferred tax assets	(7)	398,848	434,266
Other financial assets		8,225	8,225

		2,314,829	2,423,683

Current assets
Inventories		8,844	12,348
Accounts receivable from trade debtors	(8)	192,513	149,521
Deposits, prepayments and other receivables		120,483	144,314
Amounts due from fellow subsidiaries		41,701	12,669
Cash and cash equivalents		324,922	351,892

		688,463	670,744

Current liabilities
Amounts due to trade creditors	(9)	45,121	70,466
Accrued expenses and other payables		343,811	392,951
Receipts in advance and customers’ deposits		238,230	213,372
Obligations under finance leases		963	—
Current taxation		49	51
Amounts due to fellow subsidiaries		32,961	39,936
Amount due to immediate holding company		42	83

		661,177	716,859

Net current assets/(liabilities)		27,286	(46,115)

Total assets less current liabilities		2,342,115	2,377,568

Non-current liabilities
Deferred tax liabilities	(7)	121,141	129,201
Obligations under finance leases		280	—
Provisions		8,068	—

		129,489	129,201

NET ASSETS		2,212,626	2,248,367

Capital and reserves
Share capital		2,019,234	2,019,234
Reserves		190,790	229,133

Total equity attributable to equity shareholders of the Company		2,210,024	2,248,367
Minority interests		2,602	—

TOTAL EQUITY		2,212,626	2,248,367

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2006

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Statutory reserve fund	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2005*	2,019,234	4,838,365	3,345	—	(5,033,305)	—	(191,595)	1,827,639	—	1,827,639
Profit for the period	—	—	—	—	155,242	—	155,242	155,242	—	155,242
Dividend approved in respect of the previous year	—	—	—	—	(90,866)	—	(90,866)	(90,866)	—	(90,866)
Transfer to special capital reserve **	—	—	2,898	—	(2,898)	—	—	—	—	—

Balance at June 30, 2005*	2,019,234	4,838,365	6,243	—	(4,971,827)	—	(127,219)	1,892,015	—	1,892,015

Balance at January 1, 2006*	2,019,234	4,838,365	7,924	(187)	(4,616,969)	—	229,133	2,248,367	—	2,248,367
Profit for the period	—	—	—	—	62,835	—	62,835	62,835	715	63,550
Dividend approved in respect of the previous year	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)
Translation of foreign subsidiaries’ accounts	—	—	—	(116)	—	—	(116)	(116)	—	(116)
Acquisition of subsidiary	—	—	—	(100)	—	—	(100)	(100)	1,887	1,787
Transfer to statutory reserve fund ***	—	—	—	—	(167)	167	—	—	—	—
Transfer to special capital reserve **	—	—	1,594	—	(1,594)	—	—	—	—	—

Balance at June 30, 2006*	2,019,234	4,838,365	9,518	(403)	(4,656,857)	167	190,790	2,210,024	2,602	2,212,626

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.
**	The special capital reserve is non-distributable and it should be applied for the same purposes as the share premium account.
***	Certain subsidiaries which are established in the People’s Republic of China (the “PRC”) are required to transfer 10% of their profits after tax calculated in accordance with the PRC accounting regulations to the statutory reserve fund until the reserve reaches 50% of their respective registered capital, upon which any further appropriation is at the director’s recommendation. Such reserve may be used to reduce any losses incurred by the subsidiaries or may be capitalised as paid-up capital of the subsidiaries.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

NOTES TO THE ACCOUNTS

(1)	Basis of preparation and comparative figures

The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards that are effective or available for early adoption for accounting periods beginning on or after January 1, 2006. We believe the adoption of these new and revised accounting policies will not have a material impact on the Group’s financial position or results of operations.

The same accounting policies adopted in the annual accounts for the year ended December 31, 2005 have been applied to the interim financial report.

(2)	Turnover

Turnover comprises principally subscription and related fees for Pay television and Internet services, Internet Protocol Point wholesale services and also includes equipment rental, advertising income net of agency deductions, marketing contributions, channel service fees, channel distribution fees, programme licensing income, film exhibition and distribution income, fibre network and satellite television systems maintenance income, project management service fees, portal and mobile content service income, and other related income.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

(3)	Segment information

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group’s revenue and result by principal activity for the six months ended June 30:

	Segment revenue		Segment result
	2006	2005	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	965,813	948,368	97,902	194,843
Internet and multimedia	295,774	279,293	68,053	30,839

			165,955	225,682
Unallocated	20,105	1,537	(79,702)	(69,711)
Inter-segment elimination	(7,557)	(6,380)	—	—

	1,274,135	1,222,818	86,253	155,971

Profit from operations			86,253	155,971
Interest income			4,229	411
Finance costs			(1)	(134)
Income tax expense			(27,475)	(1,950)
Non-operating income			544	944

Profit after taxation			63,550	155,242

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

(4)	Profit before taxation

Profit before taxation is stated after charging / (crediting):

	Six months ended June 30,
	2006	2005
	HK$’000	HK$’000
Depreciation
- assets held for use in operating leases	20,050	27,709
- others	197,905	223,003

	217,955	250,712

Amortisation of programming library*	43,712	38,378
Staff costs	385,589	351,551
Contribution to defined contribution plans	15,499	14,038
Cost of inventories used	7,699	10,594
Auditors’ remuneration	1,754	1,096

Non-operating income
Net gain on disposal of property, plant and equipment	(544)	(944)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

(5)	Income tax

The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at the rate of 17.5% (2005: 17.5%). Taxation for overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country. The taxation charge for the six months ended June 30 represents:

	2006	2005
	HK$’000	HK$’000
Provision for Hong Kong profits tax on leasing partnerships	—	5,000
Current tax provision – overseas	117	61
Net deferred tax expenses/(benefit)	27,358	(3,111)

	27,475	1,950

(6)	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$63 million (2005: HK$155 million) and the weighted average number of ordinary shares in issue during the period of 2,019,234,400 (2005: 2,019,234,400).

The calculation of diluted earnings per share was based on the weighted average number of ordinary shares of 2,019,234,400 (2005: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

(7)	Deferred tax in the balance sheet

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Tax losses	Total
	HK$’000	HK$’000	HK$’000
At January 1, 2006	199,136	(504,201)	(305,065)
Charged / (credited) to consolidated profit and loss account (Note 5)	(12,824)	40,182	27,358

At June 30, 2006	186,312	(464,019)	(277,707)

	At June 30, 2006	At December 31, 2005
	HK$’000	HK$’000
Net deferred tax assets recognised on the balance sheet	(398,848)	(434,266)
Net deferred tax liabilities recognised on the balance sheet	121,141	129,201

	(277,707)	(305,065)

(8)	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts) is set out as follows:

	At June 30, 2006	At December 31, 2005
	HK$’000	HK$’000
0 to 30 days	133,376	83,267
31 to 60 days	15,553	27,874
61 to 90 days	20,375	15,681
Over 90 days	23,209	22,699

	192,513	149,521

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)

(9)	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	At June 30, 2006	At December 31, 2005
	HK$’000	HK$’000
0 to 30 days	1,905	5,345
31 to 60 days	15,378	9,020
61 to 90 days	6,550	18,257
Over 90 days	21,288	37,844

	45,121	70,466

(10)	Review of results

The unaudited interim financial accounts for the six months ended June 30, 2006 have been reviewed with no disagreement by the Audit Committee of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial period under review.

BOOK CLOSURE

The Register of Members will be closed from Monday, September 25, 2006 to Friday, September 29, 2006, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, September 22, 2006.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, August 14, 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Mr. F. K. Hu, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

i-CABLE Communications Limited - Interim Results Announcement

(August 14, 2006)